===============================================================================

                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
        For the transition period from July 1, 1997 to December 31, 1997

                         Commission File Number: 1-5318


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           THE KENNAMETAL THRIFT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Kennametal Inc.
                               1600 Technology Way
                                  P.O. Box 231
                           Latrobe, Pennsylvania 15650


==============================================================================

                           THE KENNAMETAL THRIFT PLAN
                          INDEX TO FINANCIAL STATEMENTS


                                                                        Page
                                                                        ----

Report of Independent Public Accountants...............................  2

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
     December 31, 1997 and June 30, 1997...............................  3

     Statement of Changes in Net Assets Available for Plan Benefits
     Six months ended December 31, 1997................................  4

     Statement of Changes in Net Assets Available for Plan Benefits
     Year ended June 30, 1997..........................................  5

     Statement of Changes in Net Assets Available for Plan Benefits
     Year ended June 30, 1996..........................................  6

     Notes to Financial Statements.....................................  7

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes
     December 31, 1997................................................. 12

     Item 27d - Schedule of Reportable Transactions
     Six months ended December 31, 1997................................ 14

Signatures............................................................. 15

Exhibit 23 - Consent of Independent Public Accountants................. 16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Kennametal Inc.
and to the Kennametal Inc. ERISA Compliance Committee:

We have audited the accompanying statements of net assets available for plan benefits of The Kennametal Thrift Plan (the Plan) as of December 31, 1997 and June 30, 1997, and the related statements of changes in net assets available for plan benefits for the six months ended December 31, 1997, and the years ended June 30, 1997 and 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and June 30, 1997, and the changes in net assets available for plan benefits for the six months ended December 31, 1997, and the years ended June 30, 1997 and 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP
-----------------------
Arthur Andersen LLP

Pittsburgh, Pennsylvania
May 28, 1999

                           THE KENNAMETAL THRIFT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       DECEMBER 31, 1997 AND JUNE 30, 1997


                                                                       December 31,       June 30,
                                                                           1997             1997
                                                                           ----             ----
ASSETS
     Receivables:
       Participant Contributions                                       $    203,191     $    410,565
       Employer Contributions                                                71,690          146,508
                                                                       ------------     ------------
     Total Receivables                                                      274,881          557,073
                                                                       ------------     ------------

     General Investments:
       Putnam Mutual Funds                                              100,753,013       78,042,271
       Common/Collective Trusts-Fixed Income Fund                        62,641,682       78,332,505
       Kennametal Inc. Common Stock                                       1,994,428          285,172
       Participant Loans                                                  2,489,562          981,817
                                                                       ------------     ------------
     Total General Investments                                          167,878,685      157,641,765
                                                                       ------------     ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                 $168,153,566     $158,198,838
                                                                       ============     ============




The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1997

                                                                                        Putnam Mutual Funds
                                                               ---------------------------------------------------------------
                                                                                Asset                                  Asset
                                                    Primco                    Allocation   Growth &      New        Allocation
                                      Totals         Fund         Voyager      Balanced     Income   Opportunities    Growth
                                      ------         ----         -------      --------     ------   -------------    ------
Net Assets at June 30, 1997        $158,198,838  $ 78,332,505  $ 57,532,476  $ 12,132,867 $2,547,112   $3,047,449   $  744,475

Additions:
   Participant Contributions          8,362,297       891,866     2,122,804       641,551  1,092,154    2,006,612      504,307
   Employer Contributions             2,424,093       231,229       705,351       203,155    344,642      622,067      164,823
   Earnings on Investments
     (includes interest on loans)     8,584,842     2,109,053     3,717,980       972,553  1,036,397      222,321      189,643
   Net Realized Gains (Losses)        1,747,936          --       1,446,404       222,603    (17,282)      61,092        3,743
   Net Unrealized Gains (Losses)        912,480          --       2,218,132      (628,797)  (671,467)     339,402     (135,900)
   Loan Repayments                         --          21,987        59,120        12,876     22,012       47,814       10,408
   Other                                 67,166        65,438           181           387       --            270          585
                                   ------------  ------------  ------------  ------------ ----------   ----------   ----------
     Total Additions                 22,098,814     3,319,573    10,269,972     1,424,328  1,806,456    3,299,578      737,609
                                   ------------  ------------  ------------  ------------ ----------   ----------   ----------

Deductions:
   Benefit Payments                 (10,422,051)   (5,011,661)   (3,923,488)     (720,923)  (213,771)    (284,915)     (36,085)
   Loan Issues                             --        (719,481)     (578,003)     (134,069)   (79,319)    (119,572)     (23,126)
   Loan Distributions                    (6,469)         --            --            --         --           --           --
   Employee Withdrawals              (1,498,314)     (865,541)     (366,918)      (50,446)   (66,138)     (82,816)     (14,098)
   Administrative Fees                 (111,497)      (96,749)       (7,495)       (1,703)    (1,129)      (1,509)        (383)
   Forfeitures                         (105,755)      (72,447)      (19,169)       (4,987)    (1,342)      (3,852)      (1,089)
                                   ------------  ------------  ------------  ------------ ----------   ----------   ----------
     Total Deductions               (12,144,086)   (6,765,879)   (4,895,073)     (912,128)  (361,699)    (492,664)     (74,781)
                                   ------------  ------------  ------------  ------------ ----------   ----------   ----------

Net Transfers Between Funds                --     (12,244,517)     (710,104)     (235,133) 4,612,502    3,578,030    1,141,483
                                   ------------  ------------  ------------  ------------ ----------   ----------   ----------

Net Assets at
   December 31, 1997               $168,153,566  $ 62,641,682  $ 62,197,271  $ 12,409,934 $8,604,371   $9,432,393   $2,548,786
                                   ============  ============  ============  ============ ==========   ==========   ==========


                                        Putnam Mutual Funds
                                    ---------------------------
                                        Asset                     Kennametal
                                      Allocation  International     Common     Contributions       Loan
                                    Conservative     Growth          Stock       Receivable        Fund
                                    ------------     ------          -----       ----------        ----

Net Assets at June 30, 1997         $   739,612    $ 1,298,280   $    285,172    $   557,073    $   981,817

Additions:
   Participant Contributions            308,750        533,828        335,243        (74,818)          --
   Employer Contributions                95,308        150,773        114,119       (207,374)          --
   Earnings on Investments
     (includes interest on loans)       132,472        192,385         12,038           --             --
   Net Realized Gains (Losses) ..         5,059        (12,298)        38,615           --             --
   Net Unrealized Gains (Losses)       (100,648)      (229,200)       120,958           --             --
   Loan Repayments                        5,892         14,932          7,113           --         (202,154)
   Other                                    294           --               11           --             --
                                    -----------    -----------    -----------    -----------    -----------
     Total Additions                    447,127        650,420        628,097       (282,192)      (202,154)
                                    -----------    -----------    -----------    -----------    -----------

Deductions:
   Benefit Payments                     (50,990)      (161,340)       (18,878)          --             --
   Loan Issues                          (17,931)       (28,891)       (18,476)          --        1,718,868
   Loan Distributions                      --             --             --             --           (6,469)
   Employee Withdrawals                 (13,554)       (18,962)       (17,341)          --           (2,500)
   Administrative Fees                     (258)          (451)        (1,820)          --             --
   Forfeitures                             (110)        (1,146)        (1,613)          --             --
                                    -----------    -----------    -----------    -----------    -----------
     Total Deductions                   (82,843)      (210,790)       (58,128)          --        1,709,899
                                    -----------    -----------    -----------    -----------    -----------

Net Transfers Between Funds           1,263,565      1,454,887      1,139,287           --             --
                                    -----------    -----------    -----------    -----------    -----------

Net Assets at
   December 31, 1997                $ 2,367,461    $ 3,192,797    $ 1,994,428    $   274,881    $ 2,489,562
                                    ===========    ===========    ===========    ===========    ===========



The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        FOR THE YEAR ENDED JUNE 30, 1997

                                                                                                   Putnam Mutual Funds
                                                                                             ---------------------------------
                                                   Alliance       Alliance                                  Asset
                                                    Equity        Balanced       Primco                   Allocation    Growth &
                                     Totals          Fund           Fund          Fund        Voyager      Balanced      Income
                                     ------          ----           ----          ----        -------      --------      ------

Net Assets at June 30, 1996        $134,650,201  $ 47,290,863   $  9,573,308   $77,786,030   $     --    $      --    $     --

Additions:
   Participant Contributions         12,194,394     3,393,808        737,710     3,603,379    1,166,092      327,388     706,136
   Employer Contributions             4,322,740     1,205,154        270,120     1,392,078      390,346      119,936     180,582
   Earnings on Investments
     (includes interest on loans)     1,788,518          --             --       1,669,606         --        108,826       5,908
   Net Realized Gains                 9,052,496     4,847,699        811,054     3,073,961      268,869       39,523       1,265
   Net Unrealized Gains               6,129,984          --             --            --      5,029,097      750,884      63,087
   Other                                 10,999          --             --          10,999         --           --          --
   Transfers From RSP                 3,673,020          --             --       3,673,020         --           --          --
                                   ------------  ------------   ------------   -----------  -----------  -----------  ----------
     Total Additions                 37,172,151     9,446,661      1,818,884    13,423,043    6,854,404    1,346,557     956,978
                                   ------------  ------------   ------------   -----------  -----------  -----------  ----------

Deductions:
   Benefit Payments                 (12,534,412)   (3,082,379)      (545,508)   (8,521,140)    (324,307)     (51,811)     (2,592)
   Loan Issues                             --            --             --        (501,990)    (390,306)     (52,439)     (7,792)
   Employee Withdrawals                (920,691)         --             --        (705,624)    (152,110)     (27,827)     (6,131)
   Administrative Fees                 (165,308)      (20,058)        (4,103)     (134,035)      (5,869)      (1,130)        (27)
   Forfeitures                           (3,103)         --             --          (2,215)        (713)         (14)        (56)
                                   ------------  ------------   ------------   -----------  -----------  -----------  ----------
     Total Deductions               (13,623,514)   (3,102,437)      (549,611)   (9,865,004)    (873,305)    (133,221)    (16,598)
                                   ------------  ------------   ------------   -----------  -----------  -----------  ----------

Net Transfers Between Funds                --     (53,635,087)   (10,842,581)   (3,011,564)  51,551,377   10,919,531   1,606,732
                                   ------------  -------------  -------------  -----------  -----------  -----------  ----------

Net Assets at June 30, 1997        $158,198,838  $       --     $       --     $78,332,505  $57,532,476  $12,132,867  $2,547,112
                                   ============  ============   ============   ===========  ===========  ===========  ==========


                                                       Putnam Mutual Funds
                                   ----------------------------------------------------------
                                                    Asset            Asset                    Kennametal
                                        New       Allocation      Allocation    International   Common   Contributions  Loan
                                   Opportunities    Growth       Conservative      Growth        Stock     Receivable   Fund
                                   -------------    ------       ------------      ------        -----     ----------   ----

Net Assets at June 30, 1996         $      --     $      --      $      --      $      --      $   --      $   --     $   --

Additions:
   Participant Contributions          1,004,640        297,042        154,829        224,424     168,381     410,565       --
   Employer Contributions               340,145         89,385         55,484         74,481      58,521     146,508       --
   Earnings on Investments
     (includes interest on loans)          --             --            3,395           --           552        --          231
   Net Realized Gains                     6,079            926          1,169          1,116         835        --         --
   Net Unrealized Gains                 178,470         29,764         10,145         41,476      27,061        --         --
   Other                                   --             --             --             --          --          --         --
   Transfers From RSP                      --             --             --             --          --          --         --
                                    -----------    -----------    -----------    -----------    --------    --------   --------
     Total Additions                  1,529,334        417,117        225,022        341,497     255,350     557,073        231
                                    -----------    -----------    -----------    -----------    --------    --------   --------

Deductions:
   Benefit Payments                      (1,792)        (1,715)        (2,464)          (456)       (248)       --         --
   Loan Issues                          (14,740)        (3,791)        (2,438)        (4,723)     (3,367)       --      981,586
   Employee Withdrawals                 (13,847)        (7,170)        (2,742)        (1,540)     (3,700)       --         --
   Administrative Fees                      (41)           (10)            (6)           (16)        (13)       --         --
   Forfeitures                             --              (69)           (36)          --          --          --         --
                                    -----------    -----------    -----------    -----------    --------    --------   --------
     Total Deductions                   (30,420)       (12,755)        (7,686)        (6,735)     (7,328)       --      981,586
                                    -----------    -----------    -----------    -----------    --------    --------   --------

Net Transfers Between Funds           1,548,535        340,113        522,276        963,518      37,150        --         --
                                    -----------    -----------    -----------    -----------    --------    --------   --------

Net Assets at June 30, 1997         $ 3,047,449    $   744,475    $   739,612    $ 1,298,280    $285,172    $557,073   $981,817
                                    ===========    ===========    ===========    ===========    ========    ========   ========



The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        FOR THE YEAR ENDED JUNE 30, 1996

                                                         Alliance          Alliance
                                                          Equity           Balanced             Primco
                                      Totals               Fund              Fund                Fund
                                      ------               ----              ----                ----
Net Assets at June 30, 1995       $ 116,820,745      $  30,746,840      $   7,265,236      $  78,808,669

Additions:
   Participant Contributions         10,612,045          4,022,032            981,881          5,608,132
   Employer Contributions             3,770,394          1,352,178            339,157          2,079,059
   Earnings on Investments            4,678,502               --                 --            4,678,502
   Net Realized Gains                 8,551,079          7,511,068          1,040,011               --
   Transfers From Other Plans            68,273             51,080             13,740              3,453
                                  -------------      -------------      -------------      -------------
     Total Additions                 27,680,293         12,936,358          2,374,789         12,369,146
                                  -------------      -------------      -------------      -------------

Deductions:
   Benefit Payments                  (9,620,295)        (2,082,222)          (500,900)        (7,037,173)
   Administrative Fees                 (230,542)           (30,570)            (6,761)          (193,211)
                                  -------------      -------------      -------------      -------------
     Total Deductions                (9,850,837)        (2,112,792)          (507,661)        (7,230,384)
                                  -------------      -------------      -------------      -------------

Net Transfers Between Funds                --            5,720,457            440,944         (6,161,401)
                                  -------------      -------------      -------------      -------------

Net Assets at June 30, 1996       $ 134,650,201      $  47,290,863      $   9,573,308      $  77,786,030
                                  =============      =============      =============      =============


The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 1997, JUNE 30, 1997 AND 1996

1.       DESCRIPTION OF PLAN

The following general description of the Kennametal Thrift Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information.

The Plan is a defined contribution employee benefit plan, established to encourage investment and savings for certain salaried and hourly employees of Kennametal Inc. and certain subsidiaries and to provide a method to supplement their retirement income benefits. The Plan provides a vehicle for employee savings with an added 401(k) tax-deferred feature. Kennametal Inc. is the Plan sponsor.

CORPORATE ACTIONS - During the fiscal year ended June 30, 1995, Kennametal Inc. acquired Adaptive Technologies Corporation (ATC). As a result of the acquisition, ATC's 401(k) plan was merged into the Plan during the fiscal year ended June 30, 1996. Effective March 1, 1997, the assets of the Kennametal Inc. Retirement Savings Plan (RSP) were merged into the Plan.

Effective January 1, 1998, the Plan year end was changed from a fiscal year end of June 30 to a December 31 year end.

ADMINISTRATION OF THE PLAN - Putnam Fiduciary Trust Company serves as the Trustee of the Plan. Prior to March 1, 1997, Kennametal Inc. served as Trustee of the Plan.

Putnam Investments functions as the recordkeeper for the Plan. Prior to March 1, 1997, Benefit Services Corporation, a firm providing defined contribution administration services, served as recordkeeper for the Plan.

PRIMCO Capital Management, Inc. (PRIMCO) serves as the investment manager for the fixed income fund of the Plan. The Equitable Life Assurance Society of the United States served as the investment manager and custodian for the Alliance Equity Fund and Alliance Balanced Fund (the Alliance Funds) through February 28, 1997. Effective March 1, 1997, the investments held in the Alliance Funds were transferred to certain mutual funds of Putnam Investments. Accordingly, Putnam Fiduciary Trust Company was appointed the investment manager and the custodian.

ELIGIBILITY - All eligible employees are entitled to become active participants of the Plan on the first day of the month coinciding with or following the completion of ten (10) days of service. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.

VESTING - Employee contributions are fully vested. Employer matching contributions are fully vested after the third anniversary of the participant's employment date. Forfeitures of employer contributions as a result of withdrawals, terminations, etc., reduce the amount of future contributions required by the employer.

PARTICIPANT ACCOUNTS - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.

CONTRIBUTIONS - The Plan allows participants to elect a contribution rate (either before-tax, after-tax, or a combination of both) of 2% - 12% of the employee's base salary. Employer contributions equal 50% of the participant contribution up to a maximum of 3% of the participant's salary. Employer contributions are made concurrently with participant contributions. The participants can elect to have their contributions invested in the different investment funds available under the Plan.

DISTRIBUTIONS - Distributions to participants due to disability, retirement, hardship or death are payable in either a lump sum, periodic payments for a period not to exceed ten (10) years, or through the purchase of an annuity at the participant's election.

PARTICIPANT LOANS - Effective June 2, 1997, a participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over a period not to exceed five years. If the proceeds are used to acquire a participant's principal residence, the repayment period shall be no more than 15 years. The interest rate is determined by the Plan Administrator based on existing market conditions and is fixed over the life of the loan. The interest rate at December 31, 1997, was 9.5%. There were no delinquent loans as of December 31, 1997 or June 30, 1997.

INVESTMENTS - Investment contracts placed by PRIMCO represented investment of combined assets for both the RSP and the Plan until the merger of these plans as of March 1, 1997.

Effective March 1, 1997, Kennametal Inc. common stock was added as an investment option to the Plan.

A participant may direct contributions to any of the following investment options:

PRIMCO Stable Value Fund - Investments of this fixed income fund consist of traditional investment contracts issued by insurance companies, banks and other financial institutions (or corporations), asset-backed investment contracts, synthetic investment contracts and short-term investments.

Putnam Voyager Fund - This fund seeks aggressive capital appreciation by investing in a combination of stocks of small companies expected to grow over time as well as in stocks of larger, more established corporations.

Putnam Asset Allocation: Balanced Portfolio - For investors who want an investment with moderate risk and the potential for moderate growth, this fund seeks a balance between the relative stability of bonds and the fluctuation of stocks, in efforts to reduce overall risk.

The Putnam Fund for Growth & Income - This fund seeks growth and income by investing in attractively priced stocks of companies that offer long-term growth potential while also providing income.

Putnam New Opportunities Fund - This fund seeks long-term capital appreciation by investing primarily in common stocks of companies within certain emerging industry groups that Putnam Management believes offer above-average potential for growth.

Putnam Asset Allocation: Growth Portfolio - For more aggressive investors who will accept more risk in exchange for a higher growth potential, this fund seeks diversification among different types of stocks, with some investments in bonds and money market funds.

Putnam Asset Allocation: Conservative Portfolio - For investors who are willing to assume a reduced potential for growth in exchange for less risk, this fund seeks to reduce overall risk through substantial investments in investment-grade bonds, with some investments in stocks to help stay ahead of inflation.

Putnam International Growth Fund - This fund seeks capital appreciation by investing in a diversified portfolio of companies located outside the United States.

Kennametal Common Stock Fund - This fund consists entirely of Kennametal Inc. common stock, for investors who want to participate in the growth of Kennametal Inc. as part owners of Kennametal Inc.

Effective March 1, 1997, the investments of the Alliance Funds were transferred to two mutual funds, the Putnam Voyager Fund and the Putnam Asset Allocation:
Balanced Portfolio Fund. Investments of the Alliance Equity Fund consisted solely of common stocks whereas the Alliance Balanced Fund's investments were a combination of stocks, bonds, cash and convertible securities.

2.       ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are maintained on the accrual basis of accounting.

INVESTMENTS - Investment transactions are recorded on a trade date basis, and revenues are recorded on an accrual basis of accounting. Investments in mutual funds, Kennametal Inc. common stock and other short-term investments are stated at fair value as measured by readily available market prices; benefit-responsive investment contracts are valued at contract value. According to the provisions of AICPA Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," guaranteed investment contracts of defined contribution plans are considered to be fully benefit-responsive. As a result, these contracts are accounted for at contract value in the accompanying financial statements. PRIMCO Capital Management, Inc. certified that all the investment contracts held in the Fixed Income Fund are fully benefit-responsive. The difference between the contract value and the fair value of all investment contracts was $777,974 and $386,498 at December 31, 1997 and June 30, 1997, respectively. The crediting interest rates on the contracts ranged from 5.05% to 7.55% at December 31, 1997, from 4.88% to 8.15% at June 30, 1997, and from 4.88% to 7.87% at June 30, 1996.

INVESTMENT INCOME - Interest and dividend income are recorded in the period earned. Gains and losses on securities sold or redeemed are determined on the basis of specific identification.

PLAN EXPENSES - Investment management, recordkeeping and other administrative fees and expenses of the Plan are paid from assets and income of the Plan.

REALIZED/UNREALIZED GAINS AND LOSSES - Realized gains and losses on investments sold or redeemed and unrealized gains and losses are determined using the average cost method based on the beginning market value.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

RECLASSIFICATIONS - Certain prior year balances have been reclassified to conform to the current year presentation.

3.       INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS

The fair market values of individual investments that represent five percent or more of the Plan's total plan assets as of December 31, 1997 and June 30, 1997, were as follows:

                                                  December 31,        June 30,
                                                      1997              1997
                                                      ----              ----
Common/Collective Trusts - Fixed Income Fund      $ 62,641,682      $ 78,332,505
Putnam Mutual Funds -
     Voyager                                        62,197,271        57,532,476
     Asset Allocation - Balanced Portfolio          12,409,934        12,132,867
     New Opportunities                               9,432,393                --
     Growth & Income                                 8,604,371                --

4.       COMMON TRUST ASSETS AND INCOME

The Plan's interest in the assets of the common trust is included in the accompanying Statements of Net Assets Available for Plan Benefits. During the plan year ended June 30, 1997, all of the assets of the RSP were merged into the Plan. Accordingly, there were no assets held by the RSP as of December 31, 1997 or June 30, 1997.

Common trust income allocated to the participating plans for the six months ended December 31, 1997, and the years ended June 30, 1997 and 1996, were as follows:

                                                         Six Months
                                                            Ended
                                                         December 31,     Years Ended June 30,
                                                             1997          1997           1996
                                                             ----          ----           ----
Thrift Plan                                               $2,109,053    $4,866,795     $4,678,502
Retirement Savings Plan (as of March 1, 1997)                     --       140,343        186,930
                                                          ----------    ----------     ----------
Total Earnings on Investments                             $2,109,053    $5,007,138     $4,865,432
                                                          ==========    ==========     ==========


5.       QUALIFICATION OF PLAN

The Plan has been determined by the Internal Revenue Service to be qualified under the Internal Revenue Code. The Internal Revenue Service issued a favorable determination on April 23, 1996. Plans that are qualified under regulations of the Internal Revenue Service are not subject to federal income taxes.

6.       PLAN TERMINATION

Although it has not expressed any intent to do so, Kennametal Inc. has the right to terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, the accounts of all participants will become fully vested and non-forfeitable.

7.       CONTRIBUTIONS RECEIVABLE

As of December 31, 1997, the Plan recorded contributions receivable from the employer and the participants in the amount of $274,881. This amount is recorded as an asset in the accompanying statements in accordance with generally accepted accounting principles. However, this amount is not recorded as an asset in the Plan's Form 5500 as the Trustee prepares this Form using the cash-basis method of accounting.

8.       BENEFIT PAYABLE

As of June 30, 1996, the Plan was liable for participant benefits due but unpaid in the amount of $2,102,139. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the accompanying Statements of Net Assets Available for Plan Benefits in accordance with generally accepted accounting principles. It is included in the total benefit payments in the accompanying Statements of Changes in Net Assets Available for Plan Benefits for the year end June 30, 1997. As of December 31, 1997 and June 30, 1997, the Plan was not liable for participant benefits due but unpaid.

9.       SUBSEQUENT EVENT

During fiscal 1997 and 1998, Kennametal Inc., through a majority-owned subsidiary, acquired six companies, each sponsoring a defined contribution employee benefit plan. On February 9, 1999, a resolution was unanimously approved by the Kennametal Inc. ERISA Compliance Committee authorizing Putnam to act as Trustee for the assets of these six plans when these plans are merged into the Plan. These six plans will be merged into the Plan as soon as it is practicable.

                           THE KENNAMETAL THRIFT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997

   Identity                                                                                                Current
   of Issue                 Description of Investment                                     Cost              Value
----------------------------------------------------------------------------------------------------------------------

                 Security Backed Investments
                 ---------------------------
   Bankers       Bankers Trust (Del) Basic, Contract No.: 97-883THT
    Trust          Maturity: 12/30/00, Yield: 7.11%                                   $   8,625,942     $   8,818,060

 Transamerica    Transamerica Life & Annuity, Contract No.: 76543
     Life          Maturity: 11/15/04, Yield: 6.44%                                       6,390,941         6,499,497

Allstate Life    Allstate Life Ins. Co., Contract No.: GA-31007
                   Maturity: 3/1/98, Yield: 6.19%                                         2,260,669         2,272,919

John Hancock     John Hancock Mutual Life, Contract No.: 7562
                   Maturity: 5/1/07, Yield: 7.40%                                         4,418,503         4,592,217

Mass Mutual      Mass Mutual Life Ins. Co., Contract No.: 10480
                   Maturity: 7/5/02, Yield: 6.27%                                         3,888,798         3,909,116

Metropolitan     Metropolitan Life Ins. Co., Contract No.: 13708
     Life          Maturity: 1/2/01, Yield: 6.75%                                         7,227,415         7,344,339

   New York      New York Life Ins. Co., Contract No.: 20032-18D
     Life          Maturity: 1/22/98, Yield: 5.46%                                          775,412           773,267

    Peoples      Peoples Security Life, Contract No.: 00028TR
                   Maturity: 3/30/07, Yield: 6.63%                                        7,442,330         7,551,350

      CDC        Caisse des Depots, Contract No.: 220-01
                   Maturity: 12/31/99, Yield: 6.19%                                         559,425           560,596
                 Caisse des Depots, Contract No.: 220-02
                   Maturity: 12/12/02, Yield: 6.02%                                       1,003,048           949,946
                                                                                     --------------    --------------

                 Total Security Backed Investments                                       42,592,483        43,271,307
                                                                                     --------------    --------------

                 General Account Investments
                 ---------------------------
  Canada Life    Canada Life Assurance Co., Contract No.: 45798
                   Maturity: 1/4/99, Yield: 5.36%                                         4,205,968         4,197,489

Metropolitan     Metropolitan Life Ins. Co., Contract No.: 13678
    Life           Maturity: 2/4/00, Yield: 5.55%                                         3,033,481         3,002,858

Metropolitan     Metropolitan Life Ins. Co., Contract No.: 13852
    Life           Maturity: 10/1/99, Yield: 7.55%                                        2,530,762         2,592,424


                           THE KENNAMETAL THRIFT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997

   Identity                                                                                                Current
   of Issue                 Description of Investment                                     Cost              Value
---------------------------------------------------------------------------------------------------------------------
   New York      New York Life Ins. Co., Contract No.: 30334
     Life          Maturity: 4/3/00, Yield: 6.45%                                    $    3,074,219    $    3,094,362

   Sun Life      Sun Life Ass. Canada (US), Contract No.: S-0892-G
                   Maturity: 10/1/98, Yield: 5.05%                                        4,900,962         4,886,207

John Hancock     John Hancock Mutual Life, Contract No.: 6406-1
                   Maturity: 8/1/02, Yield: 5.90%                                            48,809            47,898
                                                                                     --------------    --------------

                 Total General Account Investments                                       17,794,201        17,821,238
                                                                                     --------------    --------------

                 Cash & Equivalents
                 ------------------
    *Putnam      Putnam Fiduciary Trust, Contract No.: 522619
                   Maturity: 1/1/98, Yield: 5.82%                                         2,327,111         2,327,111
                                                                                     --------------    --------------

                 Putnam Mutual Funds
                 -------------------
    *Putnam      Putnam Voyager Fund                                                     54,950,042        62,197,271
    *Putnam      Putnam Asset Allocation - Balanced Portfolio                            12,287,848        12,409,934
    *Putnam      The Putnam Fund for Growth & Income                                      9,212,751         8,604,371
    *Putnam      Putnam New Opportunities Fund                                            8,914,521         9,432,393
    *Putnam      Putnam Asset Allocation - Growth Portfolio                               2,654,922         2,548,786
    *Putnam      Putnam Asset Allocation - Conservative Portfolio                         2,457,964         2,367,461
    *Putnam      Putnam International Growth Fund                                         3,380,521         3,192,797
                                                                                     --------------    --------------

                 Total Putnam Mutual Funds                                               93,858,569       100,753,013
                                                                                     --------------    --------------

                 Kennametal Inc. Common Stock
                 ----------------------------
    *Putnam      Kennametal Inc. Common Stock                                             1,846,401         1,994,428
                                                                                     --------------    --------------

                 Loans to Participants
                 ---------------------
 *Participants   Loans to Participants, Maturities: From July 1998 to November
                   2012, Yield: 8.36%                                                            --         2,489,562
                                                                                     --------------    --------------

                 Total Investments                                                   $  158,418,765    $  168,656,659
                                                                                     ==============    ==============


* Party-in-interest.

                           THE KENNAMETAL THRIFT PLAN
               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (a)
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1997

 Identity of                                                                                            Current Value
   Party                                                Purchase       Selling            Cost            of Asset on       Net
  Involved        Description of Investment               Price         Price           of Asset       Transaction Date     Gain
----------------------------------------------------------------------------------------------------------------------------------

  *Putnam    The Putnam Fund for Growth and Income     $  8,628,051     $        --    $  8,628,051       $       --     $      --

  *Putnam    Putnam Voyager Fund                         13,067,601      12,067,341      13,067,601        10,620,937     1,446,404

  *Putnam    PRIMCO Stable Value Fund                     8,193,736      23,886,878       8,193,736        23,886,874             4



(a) Represents transactions or a series of transactions in excess of 5% of the fair value of the Plan assets at the beginning of the year.

* Party-in-interest.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Unity Township, Westmoreland County, Commonwealth of Pennsylvania.

                                                  KENNAMETAL THRIFT PLAN


                  Date:  June 24, 1999            By:  /s/ AMY DOVERSPIKE
                                                       ---------------------
                                                       Amy Doverspike
                                                       Plan Administrator